14005048

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/18/13

Received SEC
JAN 3 0 2014
Washington, DC 20549

January 30, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-30-14

J. Michael Wilder
Marathon Petroleum Corporation
jmwilder@marathonpetroleum.com

Re: Marathon Petroleum Corporation
Incoming letter dated December 18, 2013

Dear Mr. Wilder:

This is in response to your letter dated December 18, 2013 concerning the shareholder proposal submitted to MPC by the United Brotherhood of Carpenters Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org

January 30, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Marathon Petroleum Corporation
Incoming letter dated December 18, 2013

The proposal relates to majority voting.

There appears to be some basis for your view that MPC may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of MPC's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if MPC omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

J. Michael Wilder
Vice President, General Counsel and Secretary

Marathon Petroleum Corporation

539 South Main Street
Findlay, OH 45840
Tel: 419.421.2470
Fax: 419.421.3124
jmwilder@marathonpetroleum.com

December 18, 2013

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Marathon Petroleum Corporation - Shareholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

I am writing on behalf of Marathon Petroleum Corporation, a Delaware corporation ("MPC"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, MPC may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent") from the proxy materials to be distributed by MPC in connection with its 2014 annual meeting of shareholders (the "2014 proxy materials").

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderprosals@sec.gov. A copy of this letter is also being sent by overnight courier and email to the Proponent as notice of MPC's intent to omit the Proposal from MPC's 2014 proxy materials.

Introduction

The Proposal states:

> ***Resolved:*** *That the shareholders of Marathon Petroleum Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's corporate governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.*

MPC believes that the Proposal may be properly omitted from its 2014 proxy materials under Rule 14a-8(f) because the Proponent failed to meet the requirements of Rule 14a-8(b).

Basis for Excluding the Proposal

The Proposal May be Excluded Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities.

The Proponent submitted the Proposal to MPC by facsimile transmission on November 8, 2013. The Proposal, the cover letter dated November 8, 2013 and the facsimile transmission cover sheet dated November 8, 2013 are included in the materials attached as Exhibit A to this letter. The submission did not include documentation establishing that the Proponent had met the eligibility requirements of Rule 14a-8(b)(1).

On November 13, 2013, MPC received by facsimile transmission a letter dated November 13, 2013 from Amalgamated Bank of Chicago (the "Amalgamated Letter") regarding the Proponent's beneficial ownership of MPC common stock. A copy of the Amalgamated Letter is attached as Exhibit B to this letter. Although the Amalgamated Letter was timely sent to MPC, it fails to satisfy the requirements of Rule 14a-8(b), because it does not verify the Proponent's continuous ownership of at least $2,000 of MPC shares continuously for at least one year prior to November 8, 2013, the date of submission of the Proposal. The Amalgamated Letter states that the Proponent has held the requisite amount of MPC stock "continuously for at least one year prior to the date of submission of the shareholder proposal." Given the fact that the letter is dated November 13, 2013, the oblique reference to the "date of submission" does not provide any assurance that the requisite amount of stock has been held for the year prior to November 8, 2013.

On November 18, 2013, MPC sent to the Proponent both an email (the "Deficiency Email") and a letter via Federal Express (the "Deficiency Notice") notifying the Proponent that the Amalgamated Letter failed to satisfy the requirements of Rule 14a-8(b) because it did not verify the Proponent's continuous ownership of at least $2,000 of MPC shares for the year prior to November 8, 2013, the date of submission of the Proposal. Copies of the Deficiency Email and the Deficiency Notice are included as Exhibits C and D to this letter.

In Section C of Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F"), the Staff provides guidance on common errors shareholders can avoid when submitting proof of ownership to companies, stating:

> Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:
>
> > "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."

While footnote 11 of SLB 14F indicates that the suggested form of verification of ownership in the bulletin is not the exclusive format, the elements contained in that suggested form (the name of the shareholder, the identity of the issuer of the shares and the class and number of shares held, the date on which the shareholder proposal was submitted and a statement that such shares have been held for at least one year prior to the date the proposal was submitted) are all essential to providing verification of the ownership by the proponent of the requisite number of shares of the issuers voting securities for the requisite period. By not including the actual date the Proposal was submitted, the Amalgamated Letter failed to provide the information necessary from which a third party reading only the verification letter can determine the actual dates of the one year period for which the Amalgamated Letter is providing confirmation and tie that period to the date the Proposal was in fact submitted. It is not possible to ascertain from the Amalgamated Letter the actual dates for which it is confirming ownership by the Proponent.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f), See, e.g., *Union Pacific Corporation* (March 5, 2010) (broker's letter dated two days before date of submission did not verify continuous ownership for the requisite period); *Great Plains Energy Incorporated* (June 17, 2010) (broker's statement verifying ownership for a period ended prior to the date of submission did not sufficiently demonstrate continuous ownership for the requisite period); *Microchip Technology Incorporated* (May 26, 2009) (broker's letter dated five days before proposal submission); *The Home Depot, Inc.* (February 19, 2009) (broker's letter dated 28 days before proposal submission); *McGraw Hill Companies, Inc.* (January 28, 2008) (broker's letter dated three days before proposal submission); *International Business Machines Corp.* (December 7, 2007) (broker's letter dated four days before proposal submission); and *Exxon Mobil Corporation* (March 1, 2007) (broker's letter dated six days before proposal submission).

<u>Conclusion</u>

MPC believes that the Proposal may be omitted in its entirety from MPC's 2014 proxy materials under Rule 14a-8(f)(1) because the Proponent failed to supply documentary support evidencing satisfaction of the continuous ownership requirements of Rule 14a-8(b)(1). Accordingly, MPC respectfully requests the concurrence of the Staff that it will not recommend enforcement action against MPC if MPC omits the Proposal in its entirety from its 2014 proxy materials.

If you have any questions with respect to this matter, please contact me at (419) 421-2470 or by email at jmwilder@marathonpetroleum.com.

Sincerely,

J. Michael Wilder

J. Michael Wilder
Vice President, General Counsel and Secretary

JMW:PIK:led

cc: Mr. Edward J. Durkin (via Fedex and email at edurkin@carpenters.org)

Exhibit A

United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

DATE
Friday, November 08, 2013

TO
J. Michael Wilder
Corporate Secretary
Marathon Petroleum Corporation

SUBJECT
Carpenter's Shareholder Proposal

FAX NUMBER
419-421-3124

FROM
Ed Durkin

NUMBER OF PAGES (INCLUDING THIS COVER SHEET)
3

RECEIVED
NOV - 8 2013
J. Michael Wilder

FAX TRANSMISSION

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 419-421-3124]

November 8, 2013

J. Michael Wilder
Corporate Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, OH 45840-3229

Dear Mr. Wilder:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Marathon Petroleum Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the vote standard for director elections, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 4,049 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Marathon Petroleum Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's corporate governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: We urge the Marathon Petroleum Board of Directors to establish a majority vote standard in uncontested director elections in order to provide shareholders a meaningful role in these important elections. The proposed majority vote standard requires that a director nominee receive a majority of the votes cast in an election in order to be formally elected. The Company's current plurality standard is not well-suited for the typical director election that involves only a management slate of nominees running unopposed. Under these election circumstances, a board nominee is elected with as little as a single affirmative vote, even if a substantial majority of the "withhold" votes are cast against the nominee. So-called "withhold" votes simply have no legal consequence in uncontested director elections. We believe that a majority vote standard in board elections establishes a challenging vote standard for board nominees, enhances board accountability, and improves the performance of boards and individual directors.

In recent years, nearly 87% of the companies in the S&P 500 Index have adopted a majority vote standard in company bylaws, articles of incorporation, or charters. Further, these companies have also adopted a director resignation policy that establishes a board-centered post-election process to determine the status of any director nominee that is not elected. This dramatic move to a majority vote standard is in direct response to strong shareholder demand for a meaningful role in director elections. The Board should take this important first step in establishing a meaningful majority vote standard. With a majority vote standard in place, the Board can then act to adapt its director resignation policy to address the status of an unelected director. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors at Marathon Petroleum.

Exhibit B

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 419-421-3124]

November 13, 2013

Marathon Petroleum Corporation
J. Michael Wilder
Corporate Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, OH 45840-3229

RE: Shareholder Proposal Record Letter

Dear Mr. Wilder:

Amalgamated Bank of Chicago serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 4,049 shares of Marathon Petroleum Corporation ("Company") common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Marathon Petroleum Corporation stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chair
Edward J. Durkin

RECEIVED
NOV 13 2013
J. Michael Wilder

Exhibit C

Wilder, Michael (MPC)

From:	Wilder, Michael (MPC)
Sent:	Monday, November 18, 2013 5:08 PM
To:	edurkin@carpenters.org
Cc:	Schade, Debby (MPC)
Subject:	Shareholder Proposal Submitted to Marathon Petroleum Corporation
Attachments:	Rule_14a-8_Shareholder_Proposals.pdf

Dear Mr. Durkin:

I am Vice President, General Counsel and Secretary of Marathon Petroleum Corporation (MPC).

We are in receipt of the shareholder proposal from the United Brotherhood of Carpenters Pension Fund (the "*Fund*") delivered to MPC on November 8, 2013 (the "*Proposal*"), submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "*Exchange Act*"). We would like the opportunity to discuss the proposal with you. If you are agreeable, I will ask my assistant Debby Schade to work with you or your assistant to establish a time for a conference call. Due to schedules, it would appear that the latter part of the week of December 2 is likely to be the first time we can get the parties on our end together.

Please let me know if you are agreeable to a call. Also, please let me know whether Debby should work with you or with someone in your office to schedule a time for the call.

In the meantime, there is a defect in your submission concerning proof of ownership of voting securities. We will provide formal notice by courier, but I am including a copy of the notice to you below as a courtesy. Most likely, this is a defect that you will be able to cure by submitting a revised verification of ownership with revised dates of ownership.

The pertinent text of the notice letter will read as follows:

As you may be aware, Rule 14a-8 sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to MPC. A copy of Rule 14a-8 is enclosed for your reference.

In accordance with Rule 14a-8(f)(1) of the Exchange Act, MPC hereby notifies the Fund that the Proposal is deficient in that it fails to comply with the requirements of (1) Rule 14a-8(b)(1) concerning proof of the Fund's continuous ownership of the requisite amount of MPC voting securities for at least one year prior to the date on which the Proposal was submitted and (2) Rule 14a-8(b)(2) concerning the proof of the Fund's status as a holder of record or otherwise of such securities.

MPC received a letter from Amalgamated Bank of Chicago, dated November 13, 2013 (the "*Amalgamated Letter*"), which attempted to verify the Fund's ownership of MPC voting securities. However, the Amalgamated Letter does not establish that the Fund continuously owned the requisite number of shares entitled to vote on the Proposal for a period of one year as of November 8, 2013, the date the Proposal was submitted, because the Amalgamated Letter only states that the Fund has held the requisite amount of MPC voting securities "continuously for at least one year prior to the date of submission of the shareholder proposal." Given the fact that the letter is dated November 13, 2013, the reference to the "date of submission" does not provide any assurance that the requisite amount of voting securities have been held for the year prior to November 8, 2013.

If the Fund wishes to correct these deficiencies, it must respond to this letter with either:

(a) If the Fund has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents, reflecting its ownership of MPC common stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Fund's ownership level, and a written statement from the Fund that it continuously held the required number of shares for the requisite one-year period; or

(b) a written statement from the record holder of the Fund's shares verifying that the Fund beneficially held the requisite number of shares of MPC common stock continuously for at least one year as of the date the Fund submitted the Proposal. For these purposes, only a Depository Trust Company ("*DTC*") participant or an affiliate of a DTC participant will be considered to be a record holder of securities that are deposited at DTC. The Fund can determine whether its particular bank or broker is a DTC participant by checking DTC's participant list, which is currently available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. For purposes of determining the date that the Fund submitted the Proposal, Section C of Staff Legal Bulletin No. 14G (October 16, 2012) provides that a proposal's date of submission is the date that the proposal is postmarked or transmitted electronically.

The Fund's response must be postmarked, or transmitted electronically, no later than 14 days following the date it receives this letter. If the Fund does not respond to this letter and adequately correct such deficiencies by that date, the Proposal will be deemed to have not been properly submitted in accordance with the requirements of the Exchange Act, and MPC will seek to exclude the Proposal from its proxy materials for its 2014 annual meeting of shareholders.

Sincerely,

J. Michael Wilder
Vice President, General Counsel
and Secretary

Marathon Petroleum Corporation
539 South Main Street
Findlay OH 45840-3229
jmwilder@marathonpetroleum.com
T 419.421.2470
F 419.421.3124

Exhibit D

J. Michael Wilder
Vice President, General Counsel and Secretary

Marathon Petroleum Corporation

539 South Main Street
Findlay, OH 45840
Tel: 419.421.2470
Fax: 419.421.3124
jmwilder@marathonpetroleum.com

November 18, 2013

Via FedEx and E-mail to edurkin@carpenters.org

Mr. Ed Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Re: Shareholder Proposal Submitted to Marathon Petroleum Corporation ("*MPC*")

Dear Mr. Durkin:

We are in receipt of the shareholder proposal from the United Brotherhood of Carpenters Pension Fund (the "*Fund*") delivered to MPC on November 8, 2013 (the "*Proposal*"), submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "*Exchange Act*"). As you may be aware, Rule 14a-8 sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to MPC. A copy of Rule 14a-8 is enclosed for your reference.

In accordance with Rule 14a-8(f)(1) of the Exchange Act, MPC hereby notifies the Fund that the Proposal is deficient in that it fails to comply with the requirements of (1) Rule 14a-8(b)(1) concerning proof of the Fund's continuous ownership of the requisite amount of MPC voting securities for at least one year prior to the date on which the Proposal was submitted and (2) Rule 14a-8(b)(2) concerning the proof of the Fund's status as a holder of record or otherwise of such securities.

MPC received a letter from Amalgamated Bank of Chicago, dated November 13, 2013 (the "*Amalgamated Letter*"), which attempted to verify the Fund's ownership of MPC voting securities. However, the Amalgamated Letter does not establish that the Fund continuously owned the requisite number of shares entitled to vote on the Proposal for a period of one year as of November 8, 2013, the date the Proposal was submitted, because the Amalgamated Letter only states that the Fund has held the requisite amount of MPC voting securities "continuously for at least one year prior to the date of submission of the shareholder proposal." Given the fact that the letter is dated November 13, 2013, the reference to the "date of submission" does not provide any assurance that the requisite amount of voting securities have been held for the year prior to November 8, 2013.

If the Fund wishes to correct these deficiencies, it must respond to this letter with either:

(a) if the Fund has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents, reflecting its ownership of MPC common stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Fund's ownership level, and a written statement from the Fund that it continuously held the required number of shares for the requisite one-year period; or

(b) a written statement from the record holder of the Fund's shares verifying that the Fund beneficially held the requisite number of shares of MPC common stock continuously for at least one year as of the date the Fund submitted the Proposal. For these purposes, only a Depository Trust Company ("*DTC*") participant or an affiliate of a DTC participant will be considered to be a record holder of securities that are deposited at DTC. The Fund can determine whether its particular bank or broker is a DTC participant by checking DTC's participant list, which is currently available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. For purposes of determining the date that the Fund submitted the Proposal, Section C of Staff Legal Bulletin No. 14G (October 16, 2012) provides that a proposal's date of submission is the date that the proposal is postmarked or transmitted electronically.

The Fund's response must be postmarked, or transmitted electronically, no later than 14 days following the date it receives this letter. If the Fund does not respond to this letter and adequately correct such deficiencies by that date, the Proposal will be deemed to have not been properly submitted in accordance with the requirements of the Exchange Act, and MPC will seek to exclude the Proposal from its proxy materials for its 2014 annual meeting of shareholders.

We appreciate your continued support of MPC.

Sincerely,

J. Michael Wilder

J. Michael Wilder
Vice President, General Counsel and Secretary

JMW:dks

Enclosure